UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

ANGIE’S LIST, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

034754101

(CUSIP Number)

C. Brophy Christensen, Esq.

O’Melveny& Myers LLP

2 Embarcadero Center, 28th Floor

San Francisco, CA 94111

415-984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034754101

1	Names of Reporting Persons Vajra Fund III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

13D/A

CUSIP No. 034754101

1	Names of Reporting Persons Vajra Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

13D/A

CUSIP No. 034754101

1	Names of Reporting Persons Michael Brodsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

13D/A

CUSIP No. 034754101

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 22, 2016, as amended on July 21, 2016, as further amended on October 14, 2016 (together, the “Schedule 13D”), by Vajra Fund III, LLC, a Delaware limited liability company, Vajra Asset Management, LLC, a Delaware limited liability company and Michael Brodsky (together, collectively referred to herein as the “Reporting Persons”).  The Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Angie’s List, Inc., a Delaware corporation (the “Issuer”).

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 29, 2017, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017 (the “Merger Agreement”) by and among the Issuer, IAC/InterActiveCorp (“IAC”), ANGI Homeservices Inc., a wholly owned subsidiary of IAC (“ANGI Homeservices”), and Casa Merger Sub, Inc., a direct wholly owned subsidiary of ANGI Homeservices (“Merger Sub”), the Merger Sub merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of ANGI Homeservices.  Effective as of the close of business on September 29, 2017, each share of Common Stock of the Issuer beneficially owned by the Reporting Persons, was converted into one share of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) of ANGI Homeservices pursuant to the Merger Agreement.  Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 5.                                                         Interest in Securities of the Issuer.

Items 5(a) - (e) are hereby amended as follows:

(a) - (b) Effective as of the close of business on September 29, 2017, as a result of the Merger, each share of Common Stock of the Issuer beneficially owned by the Reporting Persons was converted into one share of Class A Common Stock of ANGI Homeservices pursuant to the Merger Agreement.  Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

(c)  The Reporting Persons have not transacted in the Issuer’s securities during the past 60 days.

(d)  Not applicable.

(e)  As of the close of business on September 29, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

13D/A

CUSIP No. 034754101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2017

VAJRA FUND III, LLC
By:	Vajra Asset Management, LLC, its manager

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

VAJRA ASSET MANAGEMENT, LLC

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

MICHAEL BRODSKY

/s/ Michael Brodsky